UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Media General, Inc.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

58441K 100

(CUSIP Number)

Hicks Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Media General, Inc. 333 E. Franklin Street Richmond, Virginia 23219	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201
(804) 887-5000	(214) 220-7700

December 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,855,759 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,855,759 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 8,855,759 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 6.8% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,855,759 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,855,759 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 8,855,759 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 6.8% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,971,563 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,971,563 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 8,971,563 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 6.9% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,971,563 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,971,563 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 8,971,563 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 6.9% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 115,804 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 115,804 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 115,804 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse & Co. Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 123,198 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 123,198 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 123,198 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: HM Partners Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 123,198 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 123,198 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 123,198 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,293,007 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,293,007 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,293,007 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 1.8% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 15,423 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 15,423 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 15,423 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.01% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: HM4 Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,308,430 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,308,430 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,308,430 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 1.8% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse GP Partners L.A., L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,308,430 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,308,430 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,308,430 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 1.8% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse Latin America Fund I Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,308,430 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,308,430 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,308,430 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 1.8% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: HM4-EQ Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 35,584 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 35,584 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 35,584 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse GP Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 35,584 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 35,584 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 35,584 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Hicks, Muse Fund IV, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 35,584 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 35,584 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 35,584 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) OO

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Muse Family Enterprises, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 685 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 685 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 685 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.001% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: JRM Interim Investors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 4,927 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 4,927 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,927 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.004% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: JRM Management Company, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 5,612 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 5,612 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 5,612 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.004% (See Item 5)
14	Type of reporting person (see instructions) OO

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,635 (See Item 5)
	8	Shared voting power 11,449,216 (See Item 5)
	9	Sole dispositive power 56,635 (See Item 5)
	10	Shared dispositive power 11,449,216 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 11,505,851 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 8.9% (See Item 5)
14	Type of reporting person (see instructions) IN

*	Voluntary, not mandatory

CUSIP NO. 58441K 100

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,443,604 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 11,443,604 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 11,443,604 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 8.8% (See Item 5)
14	Type of reporting person (see instructions) IN

*	Voluntary, not mandatory

Item 1. Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Voting Common Stock (the “Voting Common Stock”) of Media General, Inc., a Virginia corporation (“Media General” or the “Company”). The address of the principal executive offices of Media General is 333 E. Franklin Street, Richmond, Virginia 23219.

Item 2. Identity and Background

Name of Persons filing this Statement (the “Filing Parties”):

Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership (“Fund III”);

HM3/GP Partners, L.P., a Texas limited partnership (“HM3/GP Partners”);

Hicks Muse GP Partners III, L.P., a Texas limited partnership (“GP Partners III”);

Hicks Muse Fund III Incorporated, a Texas corporation (“Fund III Incorporated”);

HM3 Coinvestors, L.P., a Texas limited partnership (“HM3 Coinvestors”);

Hicks, Muse & Co. Partners, L.P., a Texas limited partnership (“HM&Co.”);

HM Partners Inc., a Texas corporation (“HM Partners”);

Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a Delaware limited partnership (“Fund IV”);

Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a Delaware limited partnership (“Private Fund IV”);

HM4 Partners, L.P., a Texas limited partnership (“HM4 Partners”);

Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership (“GP Partners LA”);

Hicks, Muse Latin America Fund I Incorporated, a Texas corporation (“LA Fund I Incorporated”);

HM4-EQ Coinvestors, L.P., a Texas limited partnership (“HM4-EQ Coinvestors”);

Hicks, Muse GP Partners IV, L.P., a Texas limited partnership (“GP Partners IV”);

Hicks, Muse Fund IV, LLC, a Texas limited liability company (“Fund IV LLC”);

Muse Family Enterprises, Ltd., a Texas limited partnership (“MFE”);

JRM Interim Investors, L.P., a Texas limited partnership (“JRM”);

JRM Management Company, LLC, a Texas limited liability company (“JRM Management”);

John R. Muse (“Mr. Muse”); and

Andrew S. Rosen (“Mr. Rosen”).

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund III Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

HM3 Coinvestors

HM3 Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

HM&Co.

HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds. The business address of HM&Co., which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below.

HM Partners

HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HM Partners, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Partners.

Fund IV

Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Fund IV, is set forth below.

Private Fund IV

Private Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Private Fund IV, is set forth below.

HM4 Partners

HM4 Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund IV and Private Fund IV. The business address of HM4 Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of HM4 Partners, is set forth below.

GP Partners LA

GP Partners LA is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4 Partners. The business address of GP Partners LA, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to LA Fund I Incorporated, the sole general partner of GP Partners LA, is set forth below.

LA Fund I Incorporated

LA Fund I Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners LA. The business address of LA Fund I Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of LA Fund I Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by LA Fund I Incorporated.

HM4-EQ Coinvestors

HM4-EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EQ Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EQ Coinvestors, is set forth below.

GP Partners IV

GP Partners IV is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4-EQ Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth below.

Fund IV LLC

Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund IV LLC, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC.

MFE

MFE is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of MFE, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of MFE, is set forth below.

JRM

JRM is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of JRM, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of JRM, is set forth below.

JRM Management

JRM Management is a Texas limited liability company, the principal business of which is to serve as the general partner of MFE and JRM. The business address of JRM Management, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse and Lyn R. Muse, each of whom serves as an executive officer of JRM Management, is set forth below under “Directors and Executive Officers.”

John R. Muse

The principal business address of Mr. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer of HM&Co. The principal business address of HM&Co. is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Andrew S. Rosen

The principal business address of Mr. Rosen is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of HM&Co. and Kainos Capital, LLC (“Kainos Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. The principal business address of HM&Co. and Kainos Capital is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above. The principal business address of each of David W. Knickel, William G. Neisel and Lyn R. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Each of Messrs. Knickel and Neisel is presently an executive officer of HM&Co. and Kainos Capital. Ms. Muse is presently an executive officer of JRM Management, the general partner of two family investment entities, MFE and JRM.

(d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information disclosed in Item 4 below is hereby incorporated herein by reference.

Item 4. Purpose of Transaction

On December 19, 2014, Media General completed its merger, pursuant to the Agreement and Plan of Merger, dated March 21, 2014 and amended on August 20, 2014 (the “Merger Agreement”), with LIN Media LLC, a Delaware limited liability company, (“LIN Media”), Mercury New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Media General (“New Holdco”), Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), and Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of New Holdco (“Merger Sub 2”).

Pursuant to the Merger Agreement, Merger Sub 1 merged with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger as a wholly owned subsidiary of New Holdco. Immediately following the consummation of the Media General Merger, Merger Sub 2 merged with and into LIN Media (the “LIN Merger” and, together with the Media General Merger, the “Mergers”), with LIN Media surviving the LIN Merger as a wholly owned subsidiary of New Holdco. Subsequent to the closing of the Media General Merger, New Holdco changed its name to Media General, Inc.

Pursuant to the LIN Merger, Fund III, HM3 Coinvestors, HM&Co., Fund IV, Private Fund IV, HM4-EQ Coinvestors, MFE, JRM and Mr. Muse each received 0.5468 shares of Voting Common Stock and $16.32 in exchange for each LIN Media Class A Common Share, Class B Common Share and Class C Common Share held by them at the effective time of the LIN Merger, with any fractional share paid in cash.

The Filing Parties acquired the shares of Voting Common Stock reported herein solely for investment purposes. The Filing Parties may make additional purchases of shares of Voting Common Stock, or may dispose of shares of Voting Common Stock, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for shares of the Voting Common Stock, the ability of the Filing Parties to dispose of shares pursuant to an effective registration statement under the Securities Act of 1933 or otherwise in compliance with applicable securities laws, general economic conditions, financial and stock market conditions and other future developments.

The following describes plans or proposals that the Filing Parties may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Filing Parties intend to dispose of some or all of such shares of Voting Common Stock at a future time to be determined in the sole discretion of the Filing Parties and/or from time to time, in each case in compliance with applicable securities laws, potentially through one or more transactions outside of the United States in accordance with Rule 903 of Regulation S under the Securities Act of 1933, one or more transactions exempt from the registration requirements of the Securities Act of 1933 and other applicable securities laws, or one or more transactions pursuant to an effective registration statement under the Securities Act of 1933. The Filing Parties reserve the right to change their intentions and develop other plans or proposals at any time.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Voting Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

(1) Fund III may be deemed to beneficially own in the aggregate 8,855,759 shares of Voting Common Stock, representing approximately 6.8% of the outstanding shares of Voting Common Stock.

(2) HM3/GP Partners may be deemed to beneficially own in the aggregate 8,855,759 shares of Voting Common Stock, representing approximately 6.8% of the outstanding shares of Voting Common Stock.

(3) GP Partners III may be deemed to beneficially own in the aggregate 8,971,563 shares of Voting Common Stock, representing approximately 6.9% of the outstanding shares of Voting Common Stock.

(4) Fund III Incorporated may be deemed to beneficially own in the aggregate 8,971,563 shares of Voting Common Stock, representing approximately 6.9% of the outstanding shares of Voting Common Stock.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 115,804 shares of Voting Common Stock, representing approximately 0.1% of the outstanding shares of Voting Common Stock.

(6) HM&Co. may be deemed to beneficially own in the aggregate 123,198 shares of Voting Common Stock, representing approximately 0.1% of the outstanding shares of Voting Common Stock.

(7) HM Partners may be deemed to beneficially own in the aggregate 123,198 shares of Voting Common Stock, representing approximately 0.1% of the outstanding shares of Voting Common Stock.

(8) Fund IV may be deemed to beneficially own in the aggregate 2,293,007 shares of Voting Common Stock, representing approximately 1.8% of the outstanding shares of Voting Common Stock.

(9) Private Fund IV may be deemed to beneficially own in the aggregate 15,423 shares of Voting Common Stock, representing approximately 0.01% of the outstanding shares of Voting Common Stock.

(10) HM4 Partners may be deemed to beneficially own in the aggregate 2,308,430 shares of Voting Common Stock, representing approximately 1.8% of the outstanding shares of Voting Common Stock.

(11) GP Partners LA may be deemed to beneficially own in the aggregate 2,308,430 shares of Voting Common Stock, representing 1.8% of the outstanding shares of Voting Common Stock.

(12) LA Fund I Incorporated may be deemed to beneficially own in the aggregate 2,308,430 shares of Voting Common Stock, representing 1.8% of the outstanding shares of Voting Common Stock.

(13) HM4-EQ Coinvestors may be deemed to beneficially own in the aggregate 35,584 shares of Voting Common Stock, representing approximately 0.03% of the outstanding shares of Voting Common Stock.

(14) GP Partners IV may be deemed to beneficially own in the aggregate 35,584 shares of Voting Common Stock, representing approximately 0.03% of the outstanding shares of Voting Common Stock.

(15) Fund IV LLC may be deemed to beneficially own in the aggregate 35,584 shares of Voting Common Stock, representing approximately 0.03% of the outstanding shares of Voting Common Stock.

(16) MFE may be deemed to beneficially own in the aggregate 685 shares of Voting Common Stock, representing 0.001% of the outstanding shares of Voting Common Stock.

(17) JRM may be deemed to beneficially own in the aggregate 4,297 shares of Voting Common Stock, representing 0.004% of the outstanding shares of Voting Common Stock.

(18) JRM Management may be deemed to beneficially own in the aggregate 5,612 shares of Voting Common Stock, representing 0.004% of the outstanding shares of Voting Common Stock.

(19) Mr. Muse may be deemed to beneficially own in the aggregate 11,505,851 shares of Voting Common Stock, representing approximately 8.9% of the outstanding shares of Voting Common Stock.

(20) Mr. Rosen may be deemed to beneficially own in the aggregate 11,443,604 shares of Voting Common Stock, representing approximately 8.8% of the outstanding shares of Voting Common Stock.

The above percentages are based on (i) the 88,347,211 shares of Voting Common Stock reported as outstanding on Media General’s Form 10-Q filed on November 6, 2014, and (ii) the 41,239,715 shares of Voting Common Stock issued in connection with the LIN Merger as described in Item 4 above.

(b)

(1) Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,855,759 shares of Voting Common Stock.

(2) HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,855,759 shares of Voting Common Stock.

(3) GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,971,563 shares of Voting Common Stock.

(4) Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,971,563 shares of Voting Common Stock.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 115,804 shares of Voting Common Stock.

(6) HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,198 shares of Voting Common Stock.

(7) HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,198 shares of Voting Common Stock.

(8) Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,293,007 shares of Voting Common Stock.

(9) Private Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 15,423 shares of Voting Common Stock.

(10) HM4 Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,308,430 shares of Voting Common Stock.

(11) GP Partners LA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,308,430 shares of Voting Common Stock.

(12) LA Fund I Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,308,430 shares of Voting Common Stock.

(13) HM4-EQ Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 35,584 shares of Voting Common Stock.

(14) GP Partners IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 35,584 shares of Voting Common Stock.

(15) Fund IV LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 35,584 shares of Voting Common Stock.

(16) MFE has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 685 shares of Voting Common Stock.

(17) JRM has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,927 shares of Voting Common Stock.

(18) JRM Management has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 5,612 shares of Voting Common Stock.

(19) Mr. Muse has sole voting power with respect to 56,635 shares of Voting Common Stock; sole dispositive power with respect to 56,635 shares of Voting Common Stock; and shared voting and dispositive power with respect to 11,449,216 shares of Voting Common Stock.

(20) Mr. Rosen has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 11,443,604 shares of Voting Common Stock.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Voting Common Stock covered by this statement not owned by him or it of record.

(c) The information disclosed in Item 4 above is hereby incorporated herein by reference.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Voting Common Stock held of record and/or beneficially owned by the Filing Parties is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The rights to distributions, division of profits and other arrangements relating to the Voting Common Stock held of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014.

2.	Power of Attorney for Andrew S. Rosen, dated December 22, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE & CO. PARTNERS, L.P.

	By:	HM Partners Inc.,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM PARTNERS INC.

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE, TATE & FURST EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE, TATE & FURST PRIVATE EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM4 PARTNERS, L.P.

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE GP PARTNERS L.A., L.P.

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE LATIN AMERICA FUND I INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM4-EQ COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE GP PARTNERS IV, L.P.

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	MUSE FAMILY ENTERPRISES, LTD.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	JRM INTERIM INVESTORS, L.P.

	By:	JRM Management Company, LLC, its general partner

	By:	/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	JRM MANAGEMENT COMPANY, LLC

	By:	/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014

/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in- Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014

/s/ Andrew S. Rosen
Andrew S. Rosen (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed herewith)

EXHIBIT INDEX

1.	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014.

2.	Power of Attorney for Andrew S. Rosen, dated December 22, 2014.